Exhibit (a)(3)

WOODBRIDGE LIQUIDATION TRUST
Michael I. Goldberg, Liquidation Trustee
350 East Las Olas Boulevard, Suite 1600
Ft. Lauderdale, Florida  33301

December 19, 2019

VIA MAIL & WEB POSTING

Dear Holders of Liquidation Trust Interests:

As you know, on December 12, 2019, Contrarian Funds, L.L.C. (“Contrarian”) commenced a tender offer to purchase up to 2,858,405 of the outstanding Class A Liquidation Trust Interests of Woodbridge Liquidation Trust (the “Offer”).

As your Liquidation Trustee, I have reviewed and evaluated, together with the Supervisory Board of the Trust (the “Board”), the terms and conditions of the Offer.  Based on such review and evaluation, it is our strong recommendation that you refrain from tendering your Class A Liquidation Trust Interests in connection with the Offer and that you REJECT the Offer.

Our recommendation is based on the following reasons:

•	The Offer price of $10.00 per Class A Interest is, in the Board’s view, drastically less than the value of the Class A Interests implied by the value of the Trust’s net assets in liquidation.

•
The Offer is being made, in the view of the Board, at a disadvantageous time for holders of Class A Interests.  Expiring prior to the anticipated emergence of any organized securities market, the Offer is being presented to holders of Class A Interests at a time when they may not have any other readily available liquidity alternative or any ability to compare the Offer price to any publicly quoted market price.

•	The Board believes that the short timeframe of the Offer, and its taking place during the holiday season, has a negative and coercive impact on holders of Class A Interests.

•	The terms and conditions of the Offer are not the result of any negotiations between Contrarian and the Trust or, to the knowledge of the Trust, any arm’s length negotiations.

•
The Board believes that the terms of the Offer may have been developed on the basis of less than current and complete information about the Trust and its assets.   For this reason, in the view of the Board, the Offer price may not reflect the true value of the Class A Interests.

•
Holders may not realize the full offer price of $10.00 per Class A Interest if, as permitted under the terms of the Offer, Contrarian deducts the amount of the cash paid per Class A Interest for any distribution declared between December 12, 2019 and the expiration date of the Offer.  Additionally, under the terms of the Offer, under certain circumstances Contrarian may deduct certain tax withholdings from the $10.00 tender offer price otherwise payable to a holder of Class A Interests.

•
The Offer is a partial tender offer (i.e., it is an offer to purchase fewer than all of the outstanding  Class A Interests).  If there is an oversubscription by holders, Class A Interests may be purchased pro rata. A purchase by Contrarian of any holder’s Class A Interests on a pro rata basis will result in Contrarian purchasing less than all of the Class A Interests tendered by such holder.  Class A Interests not accepted for payment due to an oversubscription will continue to be owned by the tendering holder, but there is no assurance that the transaction costs of selling such unpurchased Class A Interests will not exceed the aggregate value of such remaining Class A Interests.

•	The Offer is subject to material conditions to consummation. There is no assurance that the Offer will be consummated.

•
In the event of unforeseen difficulties in obtaining governmental approvals of the Offer or conflicts with state takeover statutes, Contrarian may be under no obligation to accept the Class A Interests for payment or to pay for any Class A Interests.

Enclosed with this letter is “Statement of Position of Liquidation Trustee and Supervisory Board of Woodbridge Liquidation Trust Regarding Contrarian Tender Offer,” containing a more fulsome explanation of the reasons for this recommendation.

Sincerely,

/s/ Michael Goldberg
Michael Goldberg,
Liquidation Trustee of the Woodbridge Liquidation Trust

Statement of Position
of
Liquidation Trustee and Supervisory Board
of
Woodbridge Liquidation Trust
Regarding
Contrarian Tender Offer
Adopted December 19, 2019

I.	Background

A.          Formation of Trust

Woodbridge Liquidation Trust (the “Trust”) is a Delaware statutory trust.  The Trust and its wholly-owned subsidiary Woodbridge Wind-Down Entity LLC (the “Wind-Down Entity”) were formed on February 15, 2019, the effective date of the First Amended Joint Chapter 11 Plan of Liquidation dated August 22, 2018 of Woodbridge Group of Companies, LLC and its Affiliated Debtors (the “Plan”).

The Trust and the Wind-Down Entity were formed to implement the terms of the Plan.  The Plan was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on October 26, 2018 in the jointly administered chapter 11 bankruptcy cases (the “Bankruptcy Cases”) of Woodbridge Group of Companies, LLC and its affiliated chapter 11 debtors  (collectively, the “Debtors”), Case No. 17-12560 (BLS).

The purpose of the Trust is to prosecute various causes of action acquired by the Trust pursuant to the Plan, to litigate and resolve claims filed against the Debtors, to pay allowed administrative and priority claims against the Debtors (including professional fees), to receive cash from certain sources and, in accordance with the Plan, to make cash distributions to Class A Interestholders subject to the retention of various reserves and after the payment of Trust expenses and administrative and priority claims.

The purpose of the Wind-Down Entity is to, through its subsidiaries, develop (as applicable), market, and sell the real estate assets owned by its subsidiaries to generate cash to be remitted to the Trust after the payment of expenses of the Wind-Down Entity and its subsidiaries and subject to the retention of various reserves.

B.          Exchange Act Registration

In accordance with the Plan, on October 25, 2019, the Trust filed a Registration Statement on Form 10-12G with the U.S. Securities and Exchange Commission (the “SEC”).  On December 13, 2019, the Trust amended the originally filed Registration Statement by filing with the SEC an Amendment No. 1 to Registration Statement on Form 10-12G (the “Registration Statement”).

The Registration Statement is expected to become effective on December 24, 2019, at which time the Trust will become a public reporting company.  In addition, when the Registration Statement is effective, all restrictions on the transfer of Class A Interests that formerly were imposed under the Trust’s governing document will automatically terminate and the Class A Interests will be freely transferable to the extent permissible under applicable law.

C.          The Contrarian Tender Offer

On December 12, 2019, Contrarian Funds, L.L.C., through a wholly-owned subsidiary (collectively, “Contrarian”), commenced a tender offer to purchase for cash (the “Offer”) up to 2,858,405 outstanding Class A Liquidation Trust Interests (the “Class A Interests”).  The Offer is conditioned, among other things, on the effectiveness of the Trust’s Registration Statement.

Pursuant to federal securities laws, Contrarian filed a Schedule TO with the SEC.  The Schedule TO describes the Offer, and attached to the Schedule TO as exhibits are written materials constituting the Offer, including an Offer to Purchase dated December 12, 2019, an Assignment Form for the Class A Interests, and a Letter to Holders of the Class A Interests.

The Trust has neither requested nor solicited the Offer, and there have been no negotiations regarding the terms or conditions thereof.  The subsidiary of Contrarian making the Offer identifies itself as “Woodbridge Liquidity Option, LLC.” The Trust has not authorized the use of the “Woodbridge” name and neither Contrarian nor the subsidiary making the Offer is in any way affiliated with the Trust.

II.	Recommendation of the Board

Following receipt of the Offer materials on December 13, 2019, the Liquidation Trustee and the Supervisory Board of the Trust (the “Board”) conducted a review and evaluation of the terms and conditions of the Offer which took into account a significant amount of information and a number of factors.  In doing so, the Board consulted with the Liquidation Trustee, management of the Wind-Down Entity, and legal and financial advisors to the Trust.  Additionally, the Board considered Contrarian’s explanations for the terms and conditions of the Offer which were conveyed to representatives of the Trust in a telephone conference on December 17, 2019.

Based on its review and evaluation, on December 19, 2019 the Board unanimously resolved to recommend that the holders refrain from tendering their Class A Interests in response to the Offer and that they REJECT the Offer (the “Recommendation”).

III.	Reasons for the Recommendation of the Board

In the course of reaching the Recommendation, the Board considered a number of factors, each of which the Board believed supported its unanimous determination and the Recommendation.  The Recommendation was adopted for the reasons set forth below:

•
Drastically insufficient Offer price. The Board believes that the Offer price of $10.00 per Class A Interest is drastically less than the value of a Class A Interest implied by the amount of the Trust’s net assets in liquidation.  In the view of the Board, a valuation of $10.00 per Class A Interest is not justifiable other than on the basis of one or a combination of assumptions that, in the view of the Board would be unrealistic or extremely conservative, such as, for example, the attribution of little or no value to possible recoveries from preference actions, avoidance actions or other causes of action brought by the Trust, an excessively low assessment of the value of the Wind-Down Entity’s properties, an excessively high assessment of the costs of construction, an excessively high discount rate to reflect the value of “cash in the hand today” over “cash tomorrow,” and/or an excessively long assumed period for completion of significant sales.

•
Timing of the Offer.  The Board believes that the Offer is being made at a disadvantageous time for holders of Class A Interests.  That is because at the present time the Class A Interests are not yet traded on any over-the-counter or other organized securities market and there is no current market price for the Class A Interests.  (No organized securities market for the Class A Interests is anticipated to develop until after the effectiveness of the Registration Statement on December 24, 2019 and the assignment of a trading symbol by FINRA, which is expected to take place only after the expiration of the Offer).  Expiring before the anticipated emergence of any organized securities market, the Offer is being presented to holders of Class A Interests at a time when such holders may not have any other readily available liquidity alternative or any ability to compare the Offer price to any publicly quoted market price.

•
Duration of Offer.  The Board notes that the Offer has an expiration date of January 10, 2020.  The Board believes that this short time frame may tend to have a coercive impact on holders of Class A Interests.  Given the occurrence of the Offer during the holiday season, holders of Class A Interests may have even less time to fully consider the Offer.

•
Absence of any negotiation process. The terms and conditions of the Offer are not the result of any negotiations between Contrarian and the Trust or, to the knowledge of the Trust, any other person. Instead, to the knowledge of the Trust, the terms and conditions of the Offer were developed unilaterally by Contrarian and without the benefit of any arm’s length negotiations.

•
Offer based on imperfect information.  The Board believes that the terms of the Offer may have been developed on the basis of less than current and complete information about Trust and its assets.   For this reason, in the view of the Board, the Offer price may not reflect the true value of the Class A Interests.  Contrarian did not request permission to conduct any due diligence regarding the Trust or its assets until shortly before the commencement of the Offer, at which time Contrarian requested access to and inspection of the properties of the Wind-Down Entity and its subsidiaries.  The Trust declined to authorize such access or inspection.  Additionally, the Board does not believe that Contrarian was in possession of all of the most recent information regarding property sale and marketing efforts by the Wind-Down Entity.

•
Risk of reduction in the Offer price.  The Board noted that holders of Class A Interest may not receive the full $10.00 per Class A Interest offer price.  Under the terms of the Offer, Contrarian may deduct from the $10.00 tender offer price the amount of the cash paid per Class A Interest for any distribution declared between December 12, 2019 and the expiration date of the Offer.  Additionally, under the terms of the Offer, under certain circumstances Contrarian may deduct certain tax withholdings from the $10.00 tender offer price otherwise payable to a holder of Class A Interests.

•
Partial Tender Offer.  The Offer includes an offer to purchase only 2,858,405 of the 11,461,811 Class A Interests outstanding as of November 30, 2019.  If holders of Class A Interests tender more than the number of Class A Interests than Contrarian is willing to buy, Contrarian has indicated that it will purchase the Class A Interests on a pro rata basis.  A purchase by Contrarian of any holder’s Class A Interests on a pro rata basis will result in Contrarian purchasing less than all of the Class A Interests tendered by such holder.  Class A Interests not accepted for payment due to an oversubscription will continue to be owned by the tendering holder, but there is no assurance that the transaction costs of selling such unpurchased Class A Interests will not exceed the aggregate value of such remaining Class A Interests.

•
Conditions to the consummation of the Offer.  Under the terms of the Offer, consummation of the Offer is conditioned on the non-occurrence of any of various events that Contrarian may deem has a “material adverse effect” on the value of the Class A Interests.  Given this condition, and the broad wording of other conditions to consummation of the Offer, the Board believes that holders should regard completion of the Offer as not being assured.

•
Disclaimer of obligation to pay for Class A Interests.  As disclosed in the Offer materials, in the event any approval or other action by a governmental entity is required or desirable for the acquisition or ownership of the Class A Interests by Contrarian, or in the event a state takeover statute is found to be applicable to the Offer, Contrarian might be unable to accept for payment or pay for Class A Interests tendered pursuant to the Offer, or Contrarian might be delayed in continuing or consummating the Offer.  In such a case, the Board considered that, under the terms of the Offer, Contrarian may not be under any obligation to accept for payment or pay for any Class A Interests.

In the course of its deliberations, the Board also considered a variety of benefits and other countervailing factors related to entering into the Offer, including, but not limited to, the following:

•
Avoidance of any risks or uncertainties affecting the Trust.  The Board acknowledges that the retention of the Class A Interests involves various risks.  The Board considered the risks and uncertainties described in the Registration Statement, any one of which could significantly and adversely affect the Trust’s business, prospects, financial condition and results of operations.

•
Financial capabilities of Contrarian. The Board considered the substantial financial resources of Contrarian and, by extension, the Offeror, which the Board believed supported the conclusion that the Offer may be completed relatively quickly and in an orderly manner.

•
Certainty of consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer, which allows holders of Class A Interests to realize immediate value, in cash, for their investment in the Trust, and while also providing such holders of Interests certainty of value and liquidity for their Class A Interests.

•
Liquidity needs of certain holders. The Board considered that certain holders may have an urgent need for liquidity, which in certain circumstances may justify realizing immediate cash notwithstanding a substantial loss of value over the longer term.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and the Recommendation is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board.  In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making the Recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered.  Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the undervaluation of the Class A Interests, coupled with the other negative consequences and risks of the Offer, outweighed the potential benefits.